Exhibit 99.5

Nova Scotia Power Inc.

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the unaudited interim financial statements of Nova Scotia Power Inc. for the nine months ended September 30, 2010, in conjunction with a base shelf prospectus dated May 21, 2010.

The following earnings coverage ratio is calculated for the twelve-month period ended September 30, 2010.

Twelve months ended September 30, 2010
Earnings Coverage on Long-Term Debt(1)	2.07

(1)	Earnings coverage on long-term debt is equal to net earnings applicable to common shares plus: income taxes, interest on long term-debt, amortization of debt financing and after tax preferred dividends divided by interest on long-term debt plus amortization of debt financing and after tax preferred dividends.